May 30, 2007

VIA FACSIMILE (202-772-9217) AND EDGAR

Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549 Attention: John L. Krug

Re:	Centene Corporation Registration Statement on Form S-4 (Commission File No. 333-142854)

Dear Mr. Krug:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the registration statement referred to above be declared effective on May 31, 2007 at 1:00 p.m. Eastern time, or as soon thereafter as practicable.  In addition, we hereby acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Centene Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Centene Corporation may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CENTENE CORPORATION

/s/ J. PER BRODIN
By:	J. Per Brodin
Senior Vice President and Chief Financial Officer
cc:           Keith H. Williamson
  Centene Corporation
J. Mark Klamer
  Bryan Cave LLP
Centene Plaza 7711 Carondelet Avenue St. Louis, MO 63105 314-725-4477 Fax: 314-725-2065